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                                                    Filed by Liquid Audio, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                     and deemed filed pursuant to Rule 13e-4(c) and Rule 14a-12 under the Securities Act of 1934
                                                                  July 15, 2002

                                 Subject Company: Alliance Entertainment Corp.
                                      Commission File No. 001-13054
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
MEDIA CONTACTS:
Roy Winnick                         Kimberly Strop             Sue D'Agostino
Kekst and Company                   Liquid Audio, Inc.         Alliance Entertainment Corp.
(212) 521-4842                      (650) 549-2194             (973) 657-1558
roy-winnick@kekst.com               kstrop@liquidaudio.com     suedag@aent.com
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FOR IMMEDIATE RELEASE

LIQUID AUDIO AMENDS MERGER AGREEMENT WITH ALLIANCE ENTERTAINMENT TO PROVIDE $30
   MILLION CASH RETURN TO ITS STOCKHOLDERS NEW TERMS OFFER SIGNIFICANT RETURN
                     OF VALUE TO LIQUID AUDIO STOCKHOLDERS


REDWOOD CITY, Calif. (July 15, 2002)--Liquid Audio, Inc. (Nasdaq: LQID) ("Liquid Audio" or the "Company") today announced that it and Alliance Entertainment Corp. have modified certain terms of their previously announced merger agreement. Pursuant to the amended agreement, which has been unanimously approved by the boards of directors of both companies, Liquid Audio intends to conduct a self-tender offer under which it would acquire 10 million shares of the Company's common stock at $3.00 per share in cash in connection with the merger. Approximately 12.75 million shares of Liquid Audio common stock would remain outstanding after completion of a fully-subscribed tender offer. After the resulting merger, Liquid Audio stockholders will own 26 percent of the combined enterprise and Alliance Entertainment stockholders will own 74 percent. The shares will be publicly traded on the Nasdaq National Market.

"The revised terms reflect our determination to pursue a transaction that delivers maximum value to all Liquid Audio stockholders," said Gerald Kearby, President and CEO of Liquid Audio, Inc. "We believe the transaction contemplated by the revised merger agreement is clearly superior to any alternative that has been proposed."

Liquid Audio's board of directors also considered Steel Partners' proposal to purchase all outstanding shares of the Company's common stock for $2.75 per share and determined after consultation with its financial advisor that Steel Partners' offer is inadequate. Liquid Audio also announced that its board of directors has approved an amendment to its Preferred Stock Rights Agreement to revise the beneficial ownership threshold at which a person or group of persons becomes an "acquiring person" and triggers certain provisions under the Rights Agreement. As revised, a person or group would become an "acquiring person" if that person or group becomes the beneficial owner of 10 percent or more of the outstanding shares of Liquid Audio common stock. Prior to such amendment, the beneficial ownership threshold was 15 percent.


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The issuance of new Liquid Audio shares in the merger is subject to approval by a majority of the Liquid Audio shares that are voted at the meeting and approval of the appropriate regulatory agencies. The board has set September 26, 2002, as the date for the special shareholders' meeting to vote on the transaction. The Company understands that executives Gerald W. Kearby and Robert G. Flynn have committed not to tender their shares in the self-tender offer.

ALLIANCE ENTERTAINMENT CORP.
Alliance Entertainment Corp. ("AEC") provides strategy and business process management ("BPM") solutions for its trading partners managing physical entertainment media through brick-and-mortar ("B&M") and e-commerce channels by leveraging merchandising, technology, information management, supply chain management and customer care services core competencies. AEC's trading partners include retailers, consumer goods and services companies, media companies and manufacturers of physical entertainment media. By applying its core competencies, in a fashion that addresses the needs of its trading partners, AEC continues to develop, innovative BPM solutions that allow its trading partners to outsource elements of their business in order to satisfy their physical entertainment media needs.

LIQUID AUDIO, INC.
Liquid Audio, Inc. is a leading provider of software, infrastructure and services for the secure digital delivery of media over the Internet. The Liquid Audio solution gives content owners, Web sites and companies the ability to publish, syndicate and securely sell digital media online with copy protection and copyright management. Using the Liquid(TM) Player software, available for free download at www.liquidaudio.com, consumers can preview and purchase downloadable music from hundreds of affiliate Web sites in the Liquid Music Network(TM).

Liquid, Liquid Audio, Liquid Player, Liquid Music Network and the Liquid Audio logo are trademarks of Liquid Audio, Inc.

Forward-Looking Statements
All statements made in this release, other than statements of historical fact, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "guidance" and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Liquid Audio and Alliance Entertainment and the industries and markets in which the companies operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions that will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by those forward-looking statements. Factors that may affect Liquid Audio's and Alliance Entertainment's businesses, financial condition and operating results include the

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effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally and the ability of the companies to attract and retain qualified personnel. These factors may also include, but are not limited to, general market conditions, our ability to develop new products to meet market demand, our ability to successfully combine two geographically dispersed businesses, our ability to realize synergies of the merger; our ability to maintain cost controls; the mix of products and services our customers require and the effects of natural disasters, international conflicts and other events beyond our control. More information about potential factors that could affect Liquid Audio can be found in its most recent Form 10-K, Form 10-Q and other reports and statements filed by Liquid Audio with the Securities and Exchange Commission ("SEC"). Each of Liquid Audio and Alliance Entertainment expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it.

Additional Information and Where to Find It
Liquid Audio plans to file a Registration Statement on SEC Form S-4 in connection with the merger and a Tender Offer Statement on schedule TO in connection with the offer, and both companies expect to mail a Proxy Statement/Prospectus to their respective stockholders containing information about the merger. Investors and stockholders of Liquid Audio and Alliance Entertainment are urged to read the Registration Statement, the Tender Offer Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Liquid Audio by directing a request through the Liquid Audio Web site at HTTP://WWW.LIQUIDAUDIO.COM or by mail to Liquid Audio, Inc., Attention: Investor Relations.

In addition to the Registration Statement, the Tender Offer Statement and the Proxy Statement/Prospectus, Liquid Audio files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Liquid Audio at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Liquid Audio's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.


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Interests of Certain Persons in the Merger
The directors and executive officers of Liquid Audio and Alliance Entertainment have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Liquid Audio and Alliance Entertainment generally. A description of the interests that the directors and executive officers of the companies have in the merger will be available in the Proxy Statement/Prospectus.

Solicitation of Proxies
Liquid Audio and Alliance Entertainment, their respective directors, executive officers and certain other members of their management and employees may be soliciting proxies from stockholders of Liquid Audio and Alliance Entertainment in favor of the merger. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when it is filed with the SEC.